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Exhibit 4.58

n e w s    r e l e a s e

INTERNATIONAL REPORT DEMONATRATES IMPORTANCE
OF METAL RECYCLING AT NORANDA

MONTREAL, QUEBEC, April 17, 2003 — Noranda Inc. today said that a recent report by the North American Commission for Environmental Cooperation (CEC), "Taking Stock 2000", demonstrates the importance of recycling at Noranda's Canadian operations. "Taking Stock" has been misinterpreted by certain media as implying that Noranda's operations release large quantities of pollutants, based on data that includes releases of pollutants and transfers for metal recycling.

The Facts Behind the Data

"Our objectives are clear", said L. Jacques Moulins, Director, Environment, Health and Safety at Noranda and Falconbridge. "In order to produce high purity metal products, our smelters and refineries must first remove all of the impurities. These metal impurities are not discarded to landfills but are reprocessed by other Noranda facilities to maximize value and minimize releases. We have sharply reduced our releases to the environment while increasing metal production, and we'll continue to do so."

The CEC data actually showed that over 96% of "total releases and transfers" at Noranda's CCR copper refinery in Montreal-East, Quebec were transfers to other facilities for metal recycling.

Facility	Total Reported Releases and Transfers	Transfers to Metal Recycling	Percentage transferred to Metal Recycling

CCR Copper Refinery, Montreal East, Quebec	4,332,677 kilograms	4,166,112 kilograms	96%

Moulins added, "Intra-company transfers of recyclable materials account for most of the total releases and transfers that Noranda reports to Environment Canada's National Pollutant Release Inventory. Unfortunately this important fact was not well presented to the public."

Growing Need to Close the Recycling Loop

A growing social and environmental concern is the rising volume of waste sent for disposal in landfills. Noranda's metal recycling is not limited to reprocessing materials from its own operations. Noranda is one of the largest recyclers of copper and precious metals in the world, sourcing recyclable material from numerous countries.

"Citizens understand that recycling reduces pressure on our landfills", Moulins said. "Metals can be recycled indefinitely, and recycling provides social, environmental and economic benefits. A key element of Noranda's business strategy is to advance sustainable development by helping metal users and consumers to close the product recycling loop."

Recycling Makes Business Sense

Noranda is a preferred partner for more than 300 companies that want to reduce the environmental influence of their activities and products. The Company announced on March 5, 2003 that it is investing in a new electronic hardware recycling facility in Canada which will be located in Brampton, Ontario.

"Noranda has made considerable investments in developing a sustainable recycling business," said Cindy Thomas, Plant Manager for Noranda Recycling. "With a growing social and environmental concern over the rising volume of waste sent for disposal in landfills, very few organizations have invested in the technical and environmental infrastructure required to recover metals in an environmentally sound and globally competitive manner."

Electronics recycled at Noranda Recycling will come from many sources across Canada including electronic equipment manufacturers, businesses, governments and municipalities. The plant is expected to process approximately one million pounds a month of end-of-life electronics after opening during the Summer of 2003 and 100% of all electronic hardware will be recycled.

Noranda Inc. is a leading international mining and metals company with more than 49 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 16,000 people. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD). More detailed information on Noranda can be found at www.noranda.com.

Contact:
Hélène V. Gagnon
Director, Public and Corporate Affairs
Noranda Inc. / Falconbridge Limited
514 640-2020
gagnonh@ccr.ca

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Growing Need to Close the Recycling Loop
Recycling Makes Business Sense